

June 16, 2014

Via E-mail
Park A. Dodd, III
Chief Financial Officer
Rock Creek Pharmaceuticals, Inc.
2040 Whitfield Avenue, Suite 300
Sarasota, Florida 34243

>   **Re: Rock Creek Pharmaceuticals, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed June 5, 2014**
>   **File No. 333-196540**

Dear Mr. Dodd:

We have limited our review of your registration statement to the issue we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

General

1. We note that as part of your registration of 26,467,940 shares of common stock for resale by certain of your stockholders, you are seeking to register 11,600,000 shares of common stock that may be issued upon conversion of notes and warrants which may be issued to a lender, John J. McKeon, in connection with a $5.8 million loan agreement entered into on March 12, 2014. Please note that since the 11,600,000 shares of common stock are underlying securities which are not yet outstanding, it is premature to register these shares at this time. Accordingly, please amend your registration statement to remove these 11,600,000 shares of common stock. You may register the shares of common stock after the notes and warrants relating to the loan agreement have been issued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
         Curt P. Creely, Esq.
         Foley & Lardner LLP